UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2022

Commission File Number 001-31583

NAM TAI PROPERTY INC.

(Translation of registrant’s name into English)

Namtai Industrial Estate

No. 2 Namtai Road, Gushu Community, Xixiang Township

Baoan District, Shenzhen City, Guangdong Province

People’s Republic of China

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒             Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

NAM TAI PROPERTY INC.

Form 6-K

CONTENTS

Appointment of Directors; Removal of Directors

On June 30, 2022, the Board of Directors (the “Board”) of Nam Tai Property Inc. (the “Company”) announced that Paula Poskon and Jeffrey Tuder resigned from the Company’s Board and its committees, effective as of June 30, 2022.

Further, on June 30, 2022, the Board appointed Mr. Zhou Chongqing as a director of the Company, effective as of June 30, 2022. There are no related party transactions between the Company and Mr. Zhou which would require disclosure under Item 404 of Regulation S-K.

Mr. Zhou, 63, is retired and currently serves as an independent director of Wenfeng Great World Chain Development Corp. Mr. Zhou held the positions of Vice Chairman, Deputy General Manager and member of the Party Committee of Nantong Industrial Holding Group Co. Ltd, becoming Vice Chairman in 2015 until his departure in 2019. Mr. Zhou served as a director of Nantong Urban Construction Group from 2017 to 2019, and a director of Nantong Jiangshan Agrochemical & Chemicals Co., Ltd. from January 2014 to April 2019. Further, he served as an Assistant Investigator of Nantong State-owned Assets Supervision and Administration Commission from January 2005 to April 2011. He has served as chairman of the Board of Supervisors of Nantong State-owned Real Estate Group from August 2008 to April 2011, and as chairman of the Board of Supervisors of the Nantong Grain and Oil Group from July 2006 to April 2011. He previously served as a director, Deputy General Manager and member of the Party Committee of Nantong Trade Holdings Co. Ltd., as well as a director of Nantong Science and Technology, and a director of Jiangshan Co., Ltd.. Other positions held by Mr. Zhou include Deputy Section Chief, Section Chief and Reform Office Director of Nantong Municipal Bureau of Commerce (Finance and Materials Section), and an Assistant Director and Assistant Investigator of the Nantong Municipal Trade Bureau (Finance Audit Section). The Company believes Mr. Zhou’s experience in corporate governance and real estate, as well as his experience with operating companies in China’s public and private sectors, makes him well qualified to serve as a director.

The Board also approved the following changes to its committees, effective June 30, 2022: (i) the appointment of Mr. Zhou to the Audit Committee and Compensation Committee, (ii) the appointment of Bo Hu to the Compensation Committee and (iii) the appointment of Alva Yu to the Nominating and Corporate Governance Committee.

A copy of the press release announcing the appointment of Mr. Zhou is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

Exhibit Index

Exhibit No.	Description

99.1	Press Release, dated June 30, 2022

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 7, 2022

NAM TAI PROPERTY INC.

By:	/s/ Yu Chunhua
Name:	Yu Chunhua
Title:	Interim Chief Executive Officer